September 15, 2025

Jeremy Barnett
Chief Executive Officer
Rad Technologies Inc.
1501 Lincoln Blvd
Venice, CA 90291

       Re: Rad Technologies Inc.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed August 26, 2025
           File No. 024-12513
Dear Jeremy Barnett:

       We have conducted a limited review of your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-qualification Amendment No. 1 to Offering Statement on Form 1-A
General

1. Under Rule 251(a)(2), the sum of the aggregate offering price of the current offering and aggregate sales for all securities sold pursuant to other offering statements within the 12 months before the start of and during the current offering cannot exceed $75 million. We note that the aggregate offering price of the current offering is
       $72,539,998.89, and the explanatory note on the cover page indicates that to date, approximately 22,619,999 Class B shares have already been sold, representing
       $11,454,018.34 in gross proceeds. Please adjust your offering to comply with the $75 million cap or explain why you believe the current offering complies with Rule
       251(a).
 September 15, 2025
Page 2
2. Your original Form 1-A qualified 21,818,181 Class B shares and disclosed that the offering would terminate as follows:
           Cover page: "The Offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company at its sole discretion."
           Plan of distribution: "The Company intends for this offering to continue until one year following qualification by the SEC, or until sooner terminated by the
           Company."
           Plan of distribution: "The Offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, and (3) the date at which the offering is earlier terminated by us at our sole discretion."

       Because the original Form1-A qualified 21,818,181 Class B shares, it appears that the offering terminated when the offering closed on June 15, 2025, with the sale of
       22,619,999 Class B shares. Please file a new Form 1-A for the current offering or advise why you believe the original offering has not been terminated. In addition, disclose what exemption you relied on for the sale of the additional shares beyond the amount qualified under the original Form 1-A.
Cover Page

3. Please revise so that it is clear when the offering will terminate. Your disclosure on the cover page and within the plan of distribution is inconsistent.
Risk Factors, page 7

4. Your "Plan of Distribution" section indicates that, after $17 million shares are sold for cash, closing of subscriptions will include a portion of shares offered by the company and a portion of shares offered by selling shareholders. Please provide a risk factor addressing that the company's offering is not separate from the selling shareholders'
       offering, purchasers in the offering will not be able to choose whether they are buying shares from the company or selling shareholders, and this may result in the company receiving less proceeds.
Plan of Distribution and Selling Security Holders
Bonus Shares for Certain Investors (Up to 15%), page 37

5. We note that Bonus Shares are disclosed as "up to 15%" in some places and 20% in other places within the filing. Please revise for consistency throughout.
 September 15, 2025
Page 3

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charli Wilson at 202-551-6388 or Kathleen Krebs at 202-551-3350
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Andrew Stephenson, Esq.